08028152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2008
Washington, DC
110

SEC FILE NUMBER
8-51851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONEBRIDGE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 3RD AVE. SUITE 3080

SEATTLE (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL A. HENDRICKSON (206) 770-9700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN, PLLC
(Name – *if individual, state last, first, middle name*)

601 UNION ST, STE 2300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael A. Hendrickson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonebridge Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EMILY R FACCI
COMMISSION EXPIRES
NOTARY PUBLIC
01/29/2013
STATE OF WASHINGTON

Signature

Managing Principal
Title

2/27/08
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NOT APPLICABLE)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

* RESERVE REQUIREMENT IS NOT APPLICABLE

STONEBRIDGE SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2007

CONTENTS

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Members
Stonebridge Securities, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Stonebridge Securities, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonebridge Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan PLLC

February 20, 2008

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

STONEBRIDGE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$	24,519
Securities owned, at market value		28,645
Property and equipment, at cost, net of accumulated depreciation of $12,030		5,420
	$	58,584

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable	$	1,103
Members' equity		57,481
	$	58,584

See Notes to Financial Statements

STONEBRIDGE SECURITIES, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2007

Revenues		
Consulting fee income	$	64,600
Commission fee income		955
Interest and dividends		295
Gains on securities owned		612
Rental income		23,576
Gain on disposal of membership in National Association of Securities Dealers		35,000
		125,038
Expenses		
Professional fees		45,666
Rent		47,015
Travel and entertainment		1,062
Telephone		2,666
Regulatory fees		6,323
Insurance		2,736
Interest expense		402
Depreciation		251
Office expense and other		1,284
		107,405
Net Income	**$**	**17,633**

See Notes to Financial Statements

STONEBRIDGE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	33,464
Contributions		13,963
Distributions		(7,579)
Net Income		17,633
Balance, December 31, 2007	$	57,481

See Notes to Financial Statements

STONEBRIDGE SECURITIES, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net Income	$	17,633
Adjustments to reconcile net income to cash flows from operating activities		
Depreciation		251
Gains on securities owned		(612)
Change in operating assets and liabilities		
Securities owned		(785)
Security deposit		5,500
Accounts payable		(4,478)
Net cash flows from operating activities		17,509
Cash Flows from Financing Activities		
Member capital contributions		13,963
Member captial distributions		(7,579)
Net cash flows from financing activities		6,384
Increase in cash		**23,893**
Cash and cash equivalents, beginning of year		626
Cash and cash equivalents, end of year	$	24,519

See Notes to Financial Statements

Note 1. Organization and Significant Accounting Policies

Organization

Stonebridge Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The Company's services include raising capital for customers through the private placement process by placing securities with accredited investors, providing fee based financial structuring and consulting, and providing mutual funds and variable annuities to customers. All commission fee income was earned from one company in 2007. Approximately 67% of consulting fee income was received from three companies in 2007.

As an LLC, any liability to the owners are generally limited to amounts invested into it.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses during the reporting period. Actual results could differ from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in banks and funds in money market accounts.

Securities Owned

Securities owned include bond and equity mutual funds.

Property and Equipment

Depreciation of property and equipment is recognized on the straight-line basis over the estimated lives of the assets.

Revenue Recognition

Commission fee income is recognized when the Company successfully raises capital for a customer. Commission percentages are generally based on contractual agreements and range from 5% to 8% of the private placement amount raised. Revenue from consulting services is recognized when the financial services are performed.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, items of income, loss, deduction and credit are passed through to its member owners in computing their individual tax liabilities.

Note 2. Operating Lease

The Company leases office space under an operating lease that expires on May 30, 2011. During 2007, the Company also sublet a portion of its office space under an operating sublease on a month-to-month basis. The offices were subleased to an unrelated party.

Future payments on this lease for the years ending December 31 are as follows:

2008	$ 61,272
2009	63,816
2010	66,360
2011	28,180
	$ 219,628

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $5,000. At December 31, 2007, the Company had computed net capital of $49,419, which was in excess of the required net capital level by $44,419. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 0.02 to 1.

SUPPLEMENTARY INFORMATION

STONEBRIDGE SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2007

COMPUTATION OF NET CAPITAL

Members' equity	$	57,481
Deductions		
Equipment		(5,420)
Haircuts on security positions		
Money market		(255)
Mutual funds		(2,387)
Net capital		49,419
Minimum net capital		5,000
Excess net capital	$	44,419

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$	1,103

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)	$	5,000
Percentage of aggregate indebtedness to net capital		2%
Ratio of aggregate indebtedness to net capital		0.02 to 1

Stonebridge Securities, LLC is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(i).

STONEBRIDGE SECURITIES, LLC

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2007

Net capital per the broker's unaudited Focus Report, Part IIA	$	50,682
Adjustments due to audit		
Increase in cash		365
Increase in accounts payable		(455)
Decrease in investments		(1,560)
Decrease in haircut amounts		387
Net capital as audited	$	49,419

PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Stonebridge Securities, LLC
Seattle, Washington

In planning and performing our audit of the financial statements of Stonebridge Securities, LLC ("the Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguard securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the Security Exchange Commission's objectives.

Peterson Sullivan PLLC

February 20, 2008

END